Exhibit 99.1

Studio City Finance Limited Announces Proposed Senior Notes Offering and Conditional Tender Offer

MACAU, Jan. 22, 2019 (GLOBE NEWSWIRE) — Studio City Finance Limited (“Studio City Finance”) today announces that it proposes to conduct an international offering of senior notes (the “New Notes” and such offering, the “Notes Offering”). Studio City Finance is a wholly-owned subsidiary of Studio City International Holdings Limited (“SCIHL”).

The New Notes are proposed to be general obligations of Studio City Finance, ranking equally with all of Studio City Finance’s existing and future senior indebtedness. The Notes are proposed to be guaranteed by all of the Company’s existing restricted subsidiaries on a senior basis (the “Note Guarantees”). SCIHL will not be a guarantor of the New Notes.

The interest rate and other terms of the New Notes will be determined at the time of pricing of the Notes Offering. Completion of the proposed Notes Offering of the New Notes is subject to market conditions and investor interest. As no binding agreement in relation to the proposed Notes Offering of the New Notes has been entered into as at the date of this press release, the proposed New Notes may or may not be issued.

Studio City Finance today also announces that it has initiated a conditional cash tender offer for any and all of its outstanding 8.500% senior notes due 2020 (CUSIP Numbers 86389Q AA0 and G85381 AA2; ISIN US86389QAA04 and USG85381AA26) (the “Existing Notes” and such conditional tender offer, the “Conditional Tender Offer”). The Conditional Tender Offer is conditional upon, among other things, the receipt by Studio City Finance of net proceeds from the successful completion of one or more debt financing transactions in an aggregate amount, together with cash on hand, being sufficient to fund the Conditional Tender Offer and the redemption of any Existing Notes which remain outstanding following the completion of the Conditional Tender Offer and to pay all fees and expenses associated with the foregoing (the “Financing Condition”). The Conditional Tender Offer will expire at 5:00 p.m., New York City time, on February 4, 2019, unless extended or terminated by Studio City Finance (the “Expiration Time”). The settlement of the Conditional Tender Offer (the “Tender Offer Settlement Date”) shall be, subject to the satisfaction or waiver of the Financing Condition, February 11, 2019. Studio City Finance has reserved the right to extend, amend or terminate the Conditional Tender Offer at any time in its sole discretion. The Conditional Tender Offer is being made pursuant to an Offer to Purchase dated January 22, 2019 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery.

The consideration for each US$1,000 principal amount of Existing Notes will be US$1,003.50 (the “Offer Consideration”). Notes will be accepted only in minimum denominations of US$250,000 and integral multiples of US$1,000 in excess thereof. Subject to the terms and conditions in the Offer to Purchase, Studio City Finance will pay the Offer Consideration to holders who validly tender their Existing Notes (and do not validly withdraw their Existing Notes) by the Expiration Time, if such Existing Notes are accepted for purchase (the date of such payment, the “Payment Date”). Existing Notes tendered may be withdrawn at any time at or before the earlier of (i) the Expiration Time and (ii) if the Conditional Tender Offer is extended, the tenth business day after commencement of the Conditional Tender Offer. Notes may also be validly withdrawn at any time after the 60th business day after commencement of the Conditional Tender Offer if for any reason the Conditional Tender Offer has not been consummated within 60 business days after commencement of the Conditional Tender Offer.

Studio City Finance currently intends to deliver a notice of redemption to redeem any Existing Notes outstanding following the consummation of the Conditional Tender Offer that are not purchased pursuant to the Conditional Tender Offer. Studio City Finance is not obligated to redeem Existing Notes that are not tendered and accepted in the Conditional Tender Offer, and there can be no assurance it will do so. Statements of intent in this press release shall not constitute a notice of redemption under the indenture governing the Existing Notes. Any such notice, if made, will only be made in accordance with the provisions of the indenture governing the Existing Notes.

The Conditional Tender Offer is being made solely pursuant to the Offer to Purchase and the related Notice of Guaranteed Delivery, which set forth the complete terms of the Conditional Tender Offer. The Offer to Purchase will be distributed to holders by Lucid Issuer Services Limited, the Tender and Information Agent for the Conditional Tender Offer, via the usual Clearing System channels. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are available from the Tender and Information Agent at the following website: www.lucid-is.com/studiocity. Studio City Finance has engaged Deutsche Bank AG, Singapore Branch to act as the sole dealer manager for the Conditional Tender Offer. Questions regarding the Conditional Tender Offer or requests for additional copies of the Offer to Purchase and the Notice of Guaranteed Delivery should be directed to Lucid Issuer Services Limited at Tankerton Works, 12 Argyle Walk, London WC1H 8AH, United Kingdom, Attention: Arlind Bytyqi (Tel: +44 20 7704 0880, Email: studiocity@lucid-is.com) or Deutsche Bank AG, Singapore Branch at One Raffles Quay, #17-00 South Tower, Singapore 048583, Attention: Global Risk Syndicate (Tel: +65 6423-5342, Fax: +65 6883-1769), with a copy to Deutsche Bank Securities Inc. at 60 Wall Street, 2nd Floor, New York, NY, United States 10005, Attention: Liability Management Group (Toll Free: +1 (855) 287-1922, Collect: +1 (212) 250-7527) and Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, Attention: Liability Management Group (Tel: +44 (0)20 7545 8011).

The net proceeds from the Notes Offering will be used to fund the Conditional Tender Offer, redeem in full any Existing Notes which remain outstanding following the completion of the Conditional Tender Offer, pay all fees and costs related to the proposed Notes Offering and the Conditional Tender Offer and if any amount remains, for general corporate purposes including but not limited to financing of working capital and repayment of certain other indebtedness.

The New Notes and the Note Guarantees are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The proposed New Notes and the Note Guarantees have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Studio City Finance does not intend to register any portion of the offering of the proposed New Notes and the Note Guarantees in the United States.

This press release is not a solicitation of tenders with respect to any Existing Notes. The Conditional Tender Offer is being made solely by the Offer to Purchase and the related Notice of Guaranteed Delivery. None of Studio City Finance, its board of directors, the trustee, the dealer manager or the tender and information agent make any recommendations as to whether holders should tender their Existing Notes pursuant to the Conditional Tender Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their Existing Notes, and, if so, the principal amount of Existing Notes to tender.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press includes information that is issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Studio City Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) Studio City Finance’s anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Any forward-looking statements made in the New Notes offering documents or Offer to Purchase speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Studio City Finance does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiry, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com